QUINPARIO ACQUISITION CORP.
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

July 31, 2013

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Amendment No.1 to the Registration Statement on Form S-1
Filed July 19, 2013
File No. 333-189432

Dear Mr. Reynolds:

    Quinpario Acquisition Corp. (“Quinpario”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2013, regarding our Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) filed on July 19, 2013.

    A marked version of Amendment No. 2 to the Form S-1 (“Amendment No. 2”) is enclosed herewith reflecting all changes to Amendment No. 1.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Prospectus Summary, page 1

1.
We partially reissue comment 9 in our letter dated July 16, 2013. Please remove the company or transaction specific information, such as the increase in the stock price of Solutia. We also note the more specific information about Solutia in the discussion of Mr. Berra and Mr. Ivey. Please note these are examples only, and revise the prospectus throughout, as previously requested.

We have revised the disclosure as requested by the Staff.

2.
We reissue comment 10 in our letter dated July 16, 2013. The disclosure regarding the manner of conducting redemptions on page 17 is confusing. Currently, the disclosure indicates that if a stockholder vote is not required by law or Nasdaq and you decide not to hold a stockholder vote for business or other reasons, you “may” conduct a tender offer. Please clarify whether you are required to conduct a tender offer in the event no vote occurs. If not, please explain. We note that Section 9 .2(b) of the form of amended and restated certificate of incorporation of the company filed as Exhibit 3.2 provides that if the company offers to redeem the shares other than in conjunction with a stockholder vote pursuant to a proxy solicitation, the company shall offer to redeem the shares pursuant to a tender offer. We may have further comment.

We have revised the disclosure throughout Amendment No. 2 to indicate that we shall conduct a tender offer if no stockholder vote is required.

3.
We note your response to comment 11 in our letter dated July 16, 2013. Please explain why you are using two different numbers to reflect the amount of common stock outstanding after the offering and private placement and using different assumptions in such calculations. Clarify why you are making different assumptions in different parts of the prospectus, rather than being consistent and using one set of assumptions throughout the prospectus.

We have revised the disclosure to make the assumptions as to the amount of common stock outstanding consistent throughout the prospectus.

Summary Financial Data, page 26

4.
We note your response to comment 12 in our letter dated July 16, 2013. Based on the tabular information and accompanying footnotes, we believe you have not included actual amounts for working capital, total assets and total liabilities as of June 4, 2013 with the adjustments used to arrive at the “as-adjusted” column. Please advise or further revise to include the actual amounts in your calculations.

The actual amounts were factored in with the addition of stockholder’s equity of $11,121 as of June 4, 2013.  We have broken out the components in more detail to show the reconciliation from “actual” to ”as adjusted”. This results in the exclusion of the stockholder’s equity amount of $11,121, which also addresses comment 5.

5.	Please revise as-adjusted working capital, total assets and total liabilities to exclude the stockholders equity amount of $11,121 outstanding at June 4, 2013.

    Please see the response to comment 4.

6.
We note that on page 65 under the heading Dilution you give effect for the estimated offering expenses in arriving at the pro forma net tangible book value at June 4, 2013. Please tell us why the estimated offering expenses excluding underwriting commissions are not included in these adjustments as well or revise to include them, as applicable.

The “Pro forma net tangible book value after this offering” in the Dilution table gives effect to estimated offering costs including both the current and deferred underwriters’ fees.  None of these amounts have been excluded in the calculation.

Exhibits

7.	Please file Exhibit 10.2 in its entirety. We note that Schedule A has not been included.

We have deleted Schedule A, a list of the addresses of the holders of our founder shares, from Exhibit 10.2, and are refiling Exhibit 10.2 herewith.

8.	We note that a number of exhibits have been filed in the form of the agreements. Please file the executed agreements or advise.

We supplementally advise the Staff that the form agreements listed below will be executed on the effective date of this offering, and will be timely filed in final form along with the Current Report on Form 8-K following such effective date.

1.1	Form of Underwriting Agreement.
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.1	Form of Investment Management Trust Account Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.2	Form of Registration Rights Agreement among the Registrant and security holders.
10.3	Form of Letter Agreement between Quinpario Partners I, LLC and Registrant regarding administrative support.
10.7	Form of Letter Agreement by and between the Registrant’s security holders, the officers and directors of the Registrant.

In making our responses we acknowledge that:

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Douglas Ellenoff, Esq. at Ellenoff@egsllp.com and Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or to reach them by telephone at (212) 370-1300.

Very truly yours,

QUINPARIO ACQUISITION CORP.

By:	/s/ Jeffry N. Quinn
Jeffry N. Quinn
President and Chief Executive Officer

cc:	Brian McAllister
Tia Jenkins
Tiffany Piland
Pamela Howell